                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                 SCHEDULE TO/A

        TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)


                             Summit Bank Corporation
-------------------------------------------------------------------------------
                        (Name of Subject Company (Issuer)

                        Summit Bank Corporation -- Issuer
-------------------------------------------------------------------------------
                            (Names of Filing Persons
            (Identifying Status as Offeror, Issuer or Other Person))

                                  Common Stock
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                           (Title of Class Securities)

                                   866013 10 5
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                      (CUSIP Number of Class of Securities)

                                  Pin Pin Chau
                             Summit Bank Corporation
                           4360 Chamblee-Dunwoody Road
                             Atlanta, Georgia 30341
                                 (770) 454-0400
-------------------------------------------------------------------------------
           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy To:

                               Katherine M. Koops
                     Powell, Goldstein, Frazer & Murphy LLP
                   191 Peachtree Street, N.E., Sixteenth Floor
                             Atlanta, Georgia 30303
                                 (404) 572-6600

                            Calculation of Filing Fee

        Transaction valuation*                     Amount of filing fee
        ----------------------                     --------------------
        $3,060,000                                     $   282*


*    Previously paid.


[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $                        Filing Party:

Form or Registration No.:                         Date Filed:


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

    [ ] third-party tender offer subject to Rule 14d-1     [ ] going-private transaction subject to Rule 13e-3

    [X] issuer tender offer subject to Rule 13e-4          [ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                             TENDER OFFER STATEMENT


      This Amendment No. 1 (the "Amendment") amends the Tender Offer Statement on Schedule TO filed on February 7, 2002 relating to the tender offer by Summit Bank Corporation, a Georgia corporation ("Summit"), to purchase up to 180,000 shares of its common stock at a price not in excess of $17.00 nor less than $14.00 per share, as specified by shareholders tendering their shares, in a modified "Dutch Auction" tender offer. The offer is subject to the conditions set forth in the Offer to Purchase dated February 7, 2002, and in the related Letter of Transmittal, which, as amended and supplemented from time to time, together constitute the tender offer. Copies of the Offer to Purchase and Letter of Transmittal, both as amended, are filed with this Amendment as Exhibits 1 and 2, respectively.


      The information set forth below is incorporated in this Schedule TO by reference in answer to Items 1 through 11 of Schedule TO.



Schedule TO Item No.                            Incorporated by Reference to:
--------------------                            -----------------------------
1.        Summary Term Sheet                    Exhibit 1, "Summary Term Sheet."

2.        Subject Company Information           Exhibit 1, "Introduction," "The Offer -- Item 10.  Certain
                                                Information Concerning Summit," " -- Item 8.  Price Range of Shares;
                                                Dividends;" Exhibit 3.

3.        Identity and Background of            Exhibit 1, "The Offer -- Item 10.  Certain Information Concerning
          Filing Person                         Summit;" Exhibit 3.

4.        Terms of the Transaction              Exhibit 1, "The Offer -- Items 1-7, 11-17."

5.        Past Contacts, Transactions,          Not Applicable.
          Negotiations and Agreements

6.        Purposes of the Transaction and       Exhibit 1, "Introduction," "The Offer -- Item 2.  Purpose of the
          Plans or Proposals                    Offer; Certain Effects of the Offer."

7.        Source and Amount of Funds or         Exhibit 1, "The Offer  -- Item 9.  Source and Amount of Funds;"
          Other Consideration                   Exhibit 5.

8.        Interest in Securities of the         Exhibit 1, "The Offer  -- Item 11.  Interests of Directors and
          Subject Company                       Officers; Transactions and Arrangements Concerning Shares."

9.        Persons/Assets Retained,              Not applicable.  See "Exhibit 1, The Offer -- Item 16.  Fees and
          Employed, Compensated or Used         Expenses."

10.       Financial Statements                  Exhibit 1, "The Offer -- Item 10. Certain Information Concerning
                                                Summit."

11.       Additional Information                Exhibit 1, "The Offer  -- Item 13.  Certain Legal Matters;
                                                Regulatory Approvals."

                                  EXHIBIT INDEX



EXHIBIT NO.       DESCRIPTION
-----------       -----------
         1        Amended Offer to Purchase, dated as of February 7, 2002.

         2        Amended Letter of Transmittal and related Instructions.

         3 Letter, dated February 7, 2002, from Summit to its shareholders regarding the offer. *

         4        Notice of Guaranteed Delivery. *

         5 Commitment letter dated September 27, 2001 between SunTrust Bank and Summit. *

         6        Press Release dated February 7, 2002. *

---------------

         * Included as an Exhibit to the Schedule TO filed on February 2, 2002.

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date  February 27, 2002
                                            SUMMIT BANK CORPORATION



                                            By:    /s/ Gary McClung
                                                   -----------------------
                                                   Gary McClung
                                                   Chief Financial Officer

                                  EXHIBIT INDEX



EXHIBIT NO.       DESCRIPTION
-----------       -----------
         1        Amended Offer to Purchase, dated as of February 7, 2002.

         2        Amended Letter of Transmittal and related Instructions.

         3 Letter, dated February 7, 2002, from Summit to its shareholders regarding the offer. *

         4        Notice of Guaranteed Delivery. *

         5 Commitment letter dated September 27, 2001 between SunTrust Bank and Summit. *

         6        Press Release dated February 7, 2002. *

---------------

         * Included as an Exhibit to the Schedule TO filed on February 2, 2002.